Filed pursuant to 424(b)(3)

Registration No. 333-176775

SUPPLEMENT NO. 20

DATED DECEMBER 20, 2013

TO THE PROSPECTUS DATED OCTOBER 18, 2012

OF INLAND REAL ESTATE INCOME TRUST, INC.

This Supplement No. 20 supplements, and should be read in conjunction with, the prospectus of Inland Real Estate Income Trust, Inc., dated October 18, 2012, as previously supplemented by Supplement No. 11 dated April 16, 2013 (which superseded and replaced all prior supplements), Supplement No. 12 dated April 29, 2013, Supplement No. 13 dated May 14, 2013, Supplement No. 14 dated May 22, 2013, Supplement No. 15 dated July 16, 2013, Supplement No. 16 dated August 16, 2013, Supplement No. 17 dated October 4, 2013, Supplement No. 18 dated October 9, 2013 and Supplement No. 19 dated November 22, 2013. Unless otherwise defined in this Supplement No. 20, capitalized terms used herein have the same meanings as set forth in the prospectus.

Prior Performance of IREIC Affiliates

The following disclosure supersedes and replaces the section of our prospectus captioned “Prior Performance of IREIC Affiliates,” which begins on page 78 of the prospectus and updates the same section contained in Supplement No. 17.

During the ten year period ended September 30, 2013, IREIC and its affiliates sponsored four other REITs, 134 real estate exchange private placement programs, which altogether have raised more than $18.2 billion from over 343,000 investors in offerings for which Inland Securities has served as dealer manager. During that period, RPAI, Inland American and Inland Diversified raised approximately $16.1 billion from over 338,000 investors. These REITs have investment objectives similar to ours in that they seek to invest in real estate that produces both current income and long-term capital appreciation for stockholders. The monies raised by IREIC-sponsored REITs, as well as IRC and IRRETI, two additional REITs sponsored by IREIC prior to this ten year period, represent approximately 95% of the aggregate amount raised in offerings for which Inland Securities has served as dealer manager, approximately 99% of the aggregate number of investors, approximately 95% of properties purchased and approximately 93% of the aggregate cost of the properties purchased by the prior programs sponsored by IREIC and its affiliates.

We pay fees to, and reimburse expenses incurred by, Inland Securities and our Business Manager, Real Estate Managers, TIREG and their affiliates, as described in more detail in the section of this prospectus captioned “Prospectus Summary — Compensation Payable to Affiliates of IREIC.” The other five REITs previously sponsored by IREIC have similarly compensated IREIC and each of their respective business managers, real estate managers and affiliates.

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The following discussion and the Prior Performance Tables, included in the prospectus as Appendix A, provide information on the prior performance of the real estate programs sponsored by IREIC. Past performance is not necessarily indicative of future performance. With respect to the disclosures set forth herein, we have provided information for IRRETI only through September 30, 2006. On February 27, 2007, all of the outstanding common stock of IRRETI was acquired in a merger with Developers Diversified Realty Corporation, or DDR. Pursuant to the merger agreement, DDR acquired IRRETI for a total merger consideration of $14.00 per share plus accrued but unpaid dividends for the month of February 2007 in cash, prorated in accordance with the agreement. DDR elected to pay the merger consideration to the IRRETI stockholders through a combination of $12.50 in cash and $1.50 in common shares of DDR, which equated to a 0.021569 common share of DDR. The transaction had a total enterprise value of approximately $6.2 billion. No further information regarding IRRETI following completion of the merger is available.

Summary Information

The following table provides summarized information concerning prior programs sponsored by IREIC or its affiliates, with the exception of IRRETI, for the ten year period ending September 30, 2013, and is qualified in its entirety by reference to the introductory discussion above and the detailed information appearing in the Prior Performance Tables in Appendix A. With respect to IRRETI, information is presented for the ten year period ended September 30, 2006. This information set forth in this table, and in the narrative that follows, represents capital raised by these prior programs only through offerings for which Inland Securities has served as dealer manager and, where noted, through their respective distribution reinvestment plans.

All narrative information regarding the REITs previously sponsored by IREIC has been taken from, or derived from, the public filings by these entities. We are unable to verify or assess the reliability, accuracy or completeness of any of the information related to the other IREIC-sponsored REITs. Information regarding the other IREIC-sponsored REITs may contain inaccuracies or omissions, or may have been prepared using a methodology different from the methodology we used when compiling data regarding the prior performance of other programs sponsored by our sponsor. Specifically, like IRC, RPAI, although previously sponsored by IREIC, is no longer managed by affiliates of our Business Manager. Unlike IRC, RPAI has terminated various service agreements with The Inland Group and its affiliates.

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WE ARE NOT, BY INCLUDING THESE TABLES, IMPLYING THAT WE WILL HAVE RESULTS COMPARABLE TO THOSE REFLECTED IN THE TABLES BECAUSE OUR YIELD ON INVESTMENTS, CASH AVAILABLE FOR DISTRIBUTION AND OTHER FACTORS MAY BE SUBSTANTIALLY DIFFERENT. ACQUIRING OUR SHARES WILL NOT GIVE YOU ANY INTEREST IN ANY PRIOR PROGRAM.

	Inland Real Estate Corporation as of September 30, 2013(1)	Inland Retail Real Estate Trust, Inc. as of September 30, 2006	Retail Properties of America, Inc. as of September 30, 2013(2)	Inland American Real Estate Trust, Inc. as of September 30, 2013	Inland Diversified Real Estate Trust, Inc. as of September 30, 2013
Number of programs sponsored	1	1	1	1	1
Number of public primary offerings	4	3	2	2	1
Approx. aggregate amount raised from investors (3)	$751,224,000	2,424,515,000	**	9,263,909,642	1,181,169,000
Approximate aggregate number of investors	22,000	57,600	**	184,000	27,619
Number of properties purchased	275 (4)	287	**	1,042	143
Approximate aggregate cost of properties	$1,830,765,345	4,138,046,000	**	13,361,809,405	2,289,323,000
Number of mortgages receivable and notes receivable	3	0	**	2	2
Principal amount of mortgages receivable and notes receivable	$4,887,267	0	**	16,368,476	3,618,000
Number of investments in unconsolidated entities	5	1	**	10	2
Investment in unconsolidated entities(4)	$127,539,000	22,626,000	55,732,000	306,442,000	447,000
Investment in securities	4,587,000	19,248,000	0	249,593,000	35,100,000
Percentage of properties (based on cost) that were:
Commercial-
Retail	75%	89%	**	32%	78%
Single-user net lease	25%	11%	**	8%	20%
Nursing homes	0%	0%	**	0%	0%
Offices	0%	0%	**	5%	0%
Industrial	0%	0%	**	0%	0%
Health clubs	0%	0%	**	0%	0%
Mini-storage	0%	0%	**	0%	0%
Multi-family residential	0%	0%	**	1%	2%
Student housing	0%	0%	**	9%	0%
Lodging	0%	0%	**	45%	0%
Total commercial	100%	100%	100%	100%	100%
Land	0%	0%	0%	0%	0%

Percentage of properties (based on cost) that were:
Newly constructed (within a year of acquisition)	28%	39%	**	13%	23%
Existing construction	72%	61%	**	87%	77%

Number of properties sold in whole or in part (includes held for sale)	114(5)	13	**	774	0

Number of properties exchanged	0	0	**	0	0
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**	This information related to RPAI cannot be obtained from, or derived from, the public filings by RPAI.
(1)	With respect to IRC, the table provides summary information for the entire duration of the entity, from its inception in 1994. However, any information relating to IRC’s offerings reflects only those public offerings conducted prior to the listing of its shares on the NYSE, plus the ongoing issuance of shares under IRC’s distribution reinvestment program. This table does not include any information regarding: (i) the equity offering of IRC’s common shares completed in May 2009; (ii) the equity offering of IRC’s common shares completed in June 2013; (iii) the sale of any shares under the Sales Agency Agreement with BMO Capital Markets Corp., or BMO; Jefferies & Company, Inc. and KeyBanc Capital Markets Inc.; (iv) the issuance of IRC’s 4.625% convertible senior notes due in 2026; (v) the issuance of IRC’s 5.0% convertible senior notes due in 2029; (vi) the issuance of shares of 8.125% Series A Cumulative Redeemable Preferred Stock; or (vii) IRC’s 2005 Equity Award Plan. Neither Inland Securities nor any Inland affiliate received any fees in connection with these offerings. See “– Publicly Registered REITs – Inland Real Estate Corporation” for additional information regarding these offerings.
(2)	With respect to RPAI, the table provides summary information from the entity’s inception in 2003. However, any information relating to RPAI’s offerings reflects only those public offerings in which Inland Securities served as dealer manager, plus the issuance of shares under RPAI’s distribution reinvestment program, which was terminated upon the listing of its Class A Common Stock on the NYSE. This table does not include any information regarding the offer and sale of 31,800,000 shares of RPAI’s Class A Common Stock completed in April 2012. See “– Publicly Registered REITs – Retail Properties of America, Inc.” for additional information regarding this offering.
(3)	Includes proceeds from the issuance of shares under each program’s distribution reinvestment plan.
(4)	These entities are owned by an IREIC-sponsored program and other unaffiliated parties in joint ventures. Net income, cash flow from operations and capital transactions for these properties are allocated to the applicable IREIC-sponsored program and its joint venture partner in accordance with the respective partnership agreements. The applicable IREIC-sponsored program’s partners manage the day-to-day operations of the properties. These joint venture entities are not consolidated by the applicable IREIC-sponsored programs, and the equity method of accounting is used to account for these investments. Under the equity method of accounting, the net equity investment of the applicable IREIC-sponsored program and its share of net income or loss from the unconsolidated entity are reflected in the consolidated balance sheets and the consolidated statements of operations.
(5)	IRC’s joint venture with Inland Private Capital Corporation (“IPCC”) has offered tenant-in-common or Delaware Statutory Trust (together referred to herein as “TIC”) interests in properties to investors in private placements exempt from registration under the Securities Act of 1933, as amended. Included in the amounts above are all properties purchased by this joint venture.

During the three years ended September 30, 2013: (i) IRC directly purchased 7 properties and purchased 14 properties through its joint ventures not including properties acquired through its joint venture with IPCC; (ii) RPAI purchased 3 properties; (iii) Inland American purchased 68 properties; and (iv) Inland Diversified purchased 130 properties. During the three years ended September 30, 2006, IRRETI purchased 68 commercial properties. Upon written request, you may obtain, without charge, a copy of the most recent Form 10-K annual report filed with the Securities and Exchange Commission by any of these REITs within the last twenty-four months. We will provide exhibits to each such Form 10-K upon payment of a reasonable fee for copying and mailing expenses.

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Publicly Registered REITs

The information set forth below regarding IRC, RPAI, Inland American, Inland Diversified and IRRETI is derived from the reports filed by these entities with the Securities and Exchange Commission under the Exchange Act, including without limitation any Current Reports on Form 8-K and the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 filed by IRC on November 7, 2013, referred to herein as the “IRC 10-Q,” the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 filed by RPAI on November 5, 2013, referred to herein as the “RPAI 10-Q,” the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 filed by Inland American on November 13, 2013, referred to herein as the “American 10-Q” and the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 filed by Inland Diversified on November 14, 2013, referred to herein as the “Diversified 10-Q.”

Inland Real Estate Corporation, or IRC, is a self-administered REIT formed in May 1994. IRC’s shares have been listed on the NYSE under the ticker “IRC” since June 9, 2004. IRC owns, operates and develops, directly or through its unconsolidated entities, open-air neighborhood, community and power shopping centers and single-tenant retail properties located in Midwest markets. As of September 30, 2013, in the aggregate, the properties owned by IRC were generating sufficient cash flow to pay operating expenses, monthly debt service requirements, certain capital expenditures and current distributions.

As of September 30, 2013, IRC owned interests in 161 investment properties, including those owned through unconsolidated joint ventures but not including development joint venture properties. These properties were purchased in part with the net proceeds received from the offerings of shares of its common stock, borrowings secured by its properties, draws on its line of credit or sales proceeds from previous sales of properties. As of September 30, 2013, IRC had total debt of approximately $876 million (excluding unconsolidated joint venture debt). Approximately $511.6 million of this debt is secured by IRC’s properties. The remaining $364.2 million is comprised of unsecured debt, reflecting draws on IRC’s line of credit and borrowings under two term loans and the face value of IRC convertible notes

On December 19, 2013, the closing price of the IRC common stock on the NYSE was $10.34 per share.

Investor Update. IRC currently pays monthly distributions. For the first nine months of 2013, IRC paid monthly distributions equal to $0.0475 per common share and monthly cash dividends to preferred stockholders equal to $0.169271 per share on the outstanding shares of its 8.125% Series A Cumulative Redeemable Preferred Stock. IRC has stated that future distributions will be determined by its board of directors, and that it expects to continue paying distributions to maintain its status as a REIT.

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Capital Raise. Through a total of four public offerings for which Inland Securities served as dealer manager, the last of which was completed in 1998, IRC sold a total of 51.6 million shares of common stock. Through September 30, 2013, IRC had issued approximately 18.3 million shares of common stock through its dividend reinvestment plan and repurchased approximately 5.3 million shares of common stock through its share repurchase program, which was terminated in 2004. Further, in May 2009, IRC completed an underwritten equity offering of approximately 17.1 million shares of common stock at a price of $6.50 per share. Net of underwriting fees, the offering generated net proceeds of approximately $106.4 million, excluding offering costs. On November 10, 2009, IRC entered into a Sales Agency Agreement with BMO Capital Markets Corp. to offer and sell, pursuant to an “at the market” offering, up to $100 million in shares of its common stock from time to time through BMO, acting as sales agent. The Sales Agency Agreement expired in November 2012. On November 16, 2012, IRC entered into a new Sales Agency Agreement with BMO, Jefferies & Company, Inc. (“Jefferies”) and KeyBanc Capital Markets Inc. (“KBCM”) to offer and sell up to $150 million in shares of its common stock from time to time through BMO, Jefferies and KBCM, acting, collectively, as sales agents. As of September 30, 2013, IRC had issued an aggregate of approximately 996,000 shares of its common stock through its “at the market” issuance program, since inception. IRC received net proceeds of approximately $9.95 million from the issuance of these shares, comprised of approximately $10.1 million in gross proceeds, offset by approximately $0.15 million in commissions and fees. As of September 30, 2013, approximately $139.9 million remained available for sale under this issuance program. In June 2013, IRC completed an underwritten equity offering of approximately 9 million shares of common stock at a price of $10.60 per share. Net of underwriting fees, the offering generated net proceeds of approximately $91.6 million, excluding offering costs. As a result of all common stock offerings, as of September 30, 2013, IRC had realized total net offering proceeds of approximately $955.7 million.

In addition, in October 2011, IRC issued two million shares of 8.125% Series A Cumulative Redeemable Preferred Stock at a public offering price of $25.00 per share, for net proceeds of approximately $48.4 million, after deducting the underwriting discount but before expenses. The proceeds were used to acquire investment properties. In February 2012, IRC issued an additional 2.4 million shares of 8.125% Series A Cumulative Redeemable Preferred Stock at a public offering price of $25.3906 per share, for net proceeds of approximately $59 million, after deducting the underwriting discount but before expenses. IRC used the net proceeds of the offering to acquire additional investment properties.

In November 2006, IRC issued $180 million aggregate principal amount of its 4.625% convertible senior notes due in 2026. Through this private placement, IRC received net proceeds of approximately $177.3 million after deducting selling discounts and commissions. Through a tender/exchange offer that expired August 5, 2010, IRC purchased for cash $15 million of the $125 million aggregate principal amount of outstanding notes, and exchanged $29.2 million of the notes for a new series of 5.0% convertible senior notes due 2029. During the year ended December 31, 2011, IRC repurchased the outstanding 2026 notes pursuant to their terms. As of September 30, 2013, a total of $29.2 million in principal face amount of the 2029 notes remained outstanding.

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Portfolio Update. IRC reported in its 10-Q that during the nine months ended September 30, 2013, IRC executed 34 new, 128 renewal and 35 non-comparable leases (expansion square footage or spaces for which no former tenant was in place for one year or more), aggregating approximately 1,192,000 square feet on IRC’s consolidated portfolio. The 34 new leases comprise approximately 302,000 square feet with an average rental rate of $11.95 per square foot, a 7.1% increase over the average expiring rate. The 128 renewal leases comprise approximately 789,000 square feet with an average rental rate of $12.72 per square foot, a 6.8% increase over the average expiring rate. The 35 non-comparable leases comprise approximately 101,000 square feet with an average base rent of $13.36 per square foot. IRC clarified that the calculations of former and new average base rents are adjusted for rent abatements. IRC stated in its 10-Q that, for leases signed during the prior 24 months, the average leasing commission was approximately $5.00 per square foot, the average cost for tenant improvements was approximately $20.00 per square foot and the average period given for rent concessions was three to five months. Leasing commission, tenant improvement costs and average rent concession periods in leases signed during the nine months ended September 30, 2013 are consistent with these 24-month averages.

According to IRC’s 10-Q, during the remainder of 2013, 56 leases, comprising approximately 206,000 square feet and accounting for approximately 2.1% of IRC’s annualized base rent, will be expiring in IRC’s consolidated portfolio. IRC reported that none of the expiring leases is deemed to be material to IRC’s financial results. The weighted average expiring rate on these leases is $14.59 per square foot. IRC reported that it will continue to attempt to renew expiring leases and re-lease those spaces that are vacant, or may become vacant, at more favorable rental rates to increase revenue and cash flow.

According to IRC’s 10-Q, mortgages payable outstanding as of September 30, 2013 were approximately $511.6 million, and had a weighted average interest rate of 5.03% per annum. Of this amount, approximately $470.4 million bore interest at fixed rates ranging from 4.00% to 6.50% per annum and a weighted average fixed rate of 5.27% per annum as of September 30, 2013. The remaining $41.2 million of mortgage debt bears interest at variable rates with a weighted average interest rate of 2.28% per annum as of September 30, 2013. As of September 30, 2013, scheduled maturities for IRC’s outstanding mortgage indebtedness had various due dates through February 2023.

Impairments. The impairments recorded by IRC for the year ended December 31, 2012 and the nine months ended September 30, 2013, are explained in more detail below.

Investment Properties. IRC recorded approximately $0.4 million of impairment charges related to their consolidated investment properties during the nine months ended September 30, 2013.

Marketable Securities. At September 30, 2013 and December 31, 2012, investment in securities includes $3.6 million and $7.7 million, respectively, of perpetual preferred securities and common securities classified as available-for-sale securities, which are recorded at fair value. During the nine months ended September 30, 2013 and the year ended December 31, 2012, IRC had recorded an accumulated net unrealized gain (loss) of approximately ($0.037) and $0.762 on these investment securities. During the nine months ended September 30, 2013, IRC recognized an impairment charge of $0.098 on its portfolio of marketable securities. No impairment losses on IRC’s portfolio of marketable securities were required or recorded for the year ended December 31, 2012 or for the nine months ended September 30, 2012.

Joint Ventures. During the nine months ended September 30, 2013, IRC recorded an impairment of approximately $1.73 million at the joint venture level and IRC’s pro rata share of this loss was equal to approximately $0.7 million. No impairment adjustments were required or recorded during the year ended December 31, 2012.

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On June 3, 2013, the Company acquired NYSTRS interest in the IN Retail Fund, LLC joint venture and as a result owns 100 percent of the ownership interest in the 13 properties previously part of the joint venture. The assets, liabilities and results of operations of the related properties are now included in the Company’s consolidated financial statements from the date of acquisition. The fair value of the portfolio was determined to be approximately $396 million with the face value of total outstanding mortgage debt of approximately $152.2 million, which are both net of approximately $3.7 million of related premiums and discounts, plus other related assets and liabilities. The consolidation of these properties resulted in a gain of approximately $95.4 million.

Sale of Assets. During the nine months ended September 30, 2013, IRC sold seven investment properties, for total sales proceeds, net of closing costs, equal to approximately $21.9 million. For the nine months ended September 30, 2013, IRC recorded income from discontinued operations of $9.7 million. See also “Appendix A – Table V” for additional information regarding IRC’s sales.

Merger to Become Self-Administered. On July 1, 2000, IRC became a self-administered REIT by acquiring, through merger, Inland Real Estate Advisory Services, Inc., its advisor, and Inland Commercial Property Management, Inc., its property manager. As a result of the merger, IREIC, the sole stockholder of the advisor, and The Inland Property Management Group, Inc., the sole stockholder of its property manager, received an aggregate of approximately 6.2 million shares of IRC’s common stock valued at $11.00 per share, or approximately 10% of its common stock at the time of the transaction.

Current Litigation. IRC reported in its Annual Report on Form 10-K for the year ended December 31, 2012 (the “IRC 10-K”), that its wholly-owned subsidiary IN Retail Fund Algonquin Commons, L.L.C which owns the property commonly known as Algonquin Commons, ceased paying the monthly debt service on the mortgage loans secured by the property in June 2012. IRC disclosed that it hoped to reach an agreement with the special servicer that would have revised the loan structure to make continued ownership of the property economically feasible. Per the IRC 10-K, the property has not been generating sufficient cash flow to pay both principal and interest on the outstanding mortgage indebtedness due to vacancies and certain co-tenancy lease provisions that allowed some tenants to reduce their monthly rent obligations. The special servicer attempted to sell the loans in an auction but, refused to accept IRC’s bid, which IRC believes was the highest bid received by the special servicer and declined to sell the loans to any other bidder.

Algonquin Commons is encumbered by mortgage indebtedness in the aggregate principal amount of approximately $90 million. As of the date of the IRC 10-K, the amount in arrears, equal to unpaid principal and interest is approximately $4.9 million. In connection with IRC’s acquisition of the property, IRC assumed the guarantee, equal to approximately $18.6 million at December 31, 2012, of the total mortgage indebtedness (the “Payment Guaranty”). IRC believes that the Payment Guaranty has, however, ceased and is of no further force and effect as a result of the property having met the performance metrics set forth in the Payment Guaranty. IRC believes that the total indebtedness is otherwise non-recourse, subject to certain non-recourse carve-out guarantees.

On January 11, 2013, IRC received notice that a complaint had been filed in the Circuit Court of the Sixteenth Judicial District, Kane County, Illinois (Case #13CH12) by U.S. Bank National Association, as successor trustee for the registered holders of TIAA Seasoned Commercial Mortgage Trust 2007-C4, Commercial Mortgage Pass-Through Certificates, Series 2007-C4 regarding Algonquin Commons, alleging events of default under the loan documents and seeking to foreclose on the property. The complaint also seeks to enforce two non-recourse carve-out guarantees, the Payment Guaranty and an unspecified amount to be determined by the court with respect to the non-recourse carve-out guarantees. IRC disclosed in its Form 10-Q for the quarterly period ended March 31, 2013, that on March 15, 2013, IRC received notice that an amended complaint had been filed.

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IRC disclosed in the IRC 10-K, that it cannot currently estimate the impact this dispute will have on its consolidated financial statements and may not be able to do so until a final outcome has been reached. As IRC had disclosed in a previous filing, if IRC is required to pay the full amount outstanding under the Payment Guaranty, then making that payment could have a material adverse effect on IRC’s consolidated statements of cash flows for the period and the year in which it would be made. IRC disclosed in the IRC 10-K, that it believes that this payment would not have a material effect on its consolidated balance sheets or consolidated statements of operations and comprehensive income. If the lender obtains ownership of Algonquin Commons through the foreclosure process or otherwise, there would be a corresponding reduction in both the assets and liabilities on IRC’s consolidated balance sheets and it could have a material adverse effect on IRC’s consolidated statements of operations and comprehensive income for the period and the year in which IRC culminates disposal of the property and related debt. Conservatively, if IRC has to make payment under the Payment Guaranty, IRC disclosed that it believes that the effect of a foreclosure and release on its consolidated balance sheets will result in an improvement in certain financial ratios, and the collective effect of the payment, foreclosure and release will be neutral to IRC’s Funds From Operations.

Retail Properties of America, Inc., or RPAI, is a self-administered REIT initially formed in March 2003. Prior to March 2012, RPAI was named Inland Western Retail Real Estate Trust, Inc. RPAI owns and operates shopping centers as well as office and industrial properties. As of September 30, 2013, RPAI owned 224 retail operating properties with approximately 32.0 million square feet of gross leasable area. RPAI stated in its 10-Q that its retail properties have a weighted average age, based on annualized base rent, of approximately 11.3 years since the initial construction. In addition to its retail operating portfolio, as of September 30, 2013, RPAI held interests in eight office properties, two industrial properties, 20 retail operating properties held by two unconsolidated joint ventures, three retail properties under development and five retail operating property classified as held for sale.

Investor Update. RPAI declared distributions of $1.3611 per share of preferred stock for the period beginning December 20, 2012 to, but excluding, September 30, 2013. RPAI declared quarterly distributions totaling $0.496875 per share of common stock during the nine months ended September 30, 2013. During the nine months ended September 30, 2013, RPAI paid approximately $122.9 million in distributions to its shareholders.

RPAI reported that on March 20, 2012, it effectuated a ten-to-one reverse stock split of its existing common stock, and that immediately following the reverse stock split, it redesignated its existing common stock as Class A Common Stock. On March 21, 2012, RPAI paid a stock dividend pursuant to which each then outstanding share of its Class A Common Stock received: one share of Class B-1 Common Stock; one share of Class B-2 Common Stock; and one share of Class B-3 Common Stock. The terms of the Class B-1 Common Stock, Class B-2 Common Stock and Class B-3 Common Stock are identical in all respects to the Class A Common Stock, except that the Class B-1, Class B-2 and Class B-3 Common Stock will automatically convert into Class A Common Stock on the date that is six months, twelve months and eighteen months, respectively, after the initial listing of the Class A Common Stock. On October 5, 2012, all 48,518 shares of Class B-1 common stock automatically converted to shares of Class A common stock.

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RPAI announced that it completed a public offering of 36,750,000 shares of Class A Common Stock at $8.00 per share (which, without giving effect to the reverse stock split or stock dividend, is equivalent to $3.20 per share of its common stock) on April 5, 2012. This public offering generated gross proceeds of approximately $292.6 million, or approximately $272.1 million net of the underwriting discount. Also on April 5, 2012, RPAI’s Class A Common Stock began trading on the NYSE under the symbol “RPAI.” On December 19, 2013, the closing price of the RPAI Class A Common Stock on the NYSE was $12.76 per share (which, without giving effect to the reverse stock split or stock dividend, is equivalent to $5.10 per share).

In addition, on December 11, 2012, RPAI announced that it entered into an underwriting agreement, with Wells Fargo Securities, LLC and Citigroup Global Markets Inc., as representatives of the other underwriters named therein, for the sale of 5,000,000 shares of 7.00% Series A Cumulative Redeemable Preferred Stock, $0.001 par value per share, of RPAI. RPAI disclosed that the underwriting agreement granted the underwriters the option to purchase up to 750,000 additional shares of the Series A Preferred Stock to cover over-allotments. The Series A Preferred Stock was offered to the public at a price of $25 per share, and was offered to the underwriters at a price of $24.2125 per share. On December 20, 2012, RPAI completed its public offering of 5,400 shares of Series A preferred stock resulting in gross proceeds of $135,000, or $130,747, net of the underwriting discount ($130,289, net of the underwriting discount and offering costs). RPAI disclosed that it used the net proceeds from the preferred offering to repay outstanding borrowings on its senior unsecured revolving line of credit.

On March 7, 2013, the Company established an at-the-market equity program under which it may sell shares of its Class A common stock, having an aggregate offering price of up to $200 million, from time to time. As of September 30, 2013, RPAI had issued an aggregate of approximately 5.5 million shares of its common stock, generating net proceeds of approximately $83.5 million, comprised of approximately $84.8 million in gross proceeds, offset by approximately $1.3 million in commissions and fees.

Portfolio Update. In its 10-Q for the quarterly period ended September 30, 2013, RPAI reported that, during the nine months ended September 30, 2013, it signed 651 leases for approximately 3,910,000 square feet, achieving a renewal rate of 89.5%. RPAI noted rental rates on renewal leases signed in 2013 continue to be positive, increasing by 4.0% over previous rental rates.

According to RPAI’s 10-Q, mortgages payable outstanding as of September 30, 2013 were approximately $1.7 billion, and had a weighted average interest rate of 6.13% per annum. Of this amount, the mortgages had fixed rates ranging from 3.50% to 8.00% and a weighted average fixed rate of 6.15% at September 30, 2013. In its 10-Q, RPAI reported that, as of September 30, 2013, it had approximately $65.5 million of debt scheduled to mature through the end of 2013, substantially all of which it plans on addressing by using proceeds from its amended credit facility, asset sales and capital markets transactions.

According to RPAI’s 10-Q, during the nine months ended September 30, 2013, RPAI made mortgages payable repayments of approximately $326 million (including $26 million from condemnation proceeds which were paid directly to the lender and excluding scheduled principal payments related to amortizing loans of approximately $16.0 million). The loans repaid during the nine months ended September 30, 2013 had either a fixed interest rate or a variable rate that was swapped to a fixed rate, and a weighted average interest rate of 6.30%.

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RPAI reported that on November 29, 2009, RPAI transferred a portfolio of fifty-five investment properties and the entities which owned them into IW JV, which at the time was a wholly-owned subsidiary. Subsequently, RPAI raised additional capital of $50 million from a related party, Inland Equity Investors, LLC, or Inland Equity, in exchange for a 23% noncontrolling interest in IW JV. On April 26, 2012, RPAI paid approximately $55.4 million, representing the agreed upon repurchase price and accrued but unpaid preferred return, to Inland Equity to repurchase Inland Equity’s interest 23% in IW JV, resulting in RPAI owning 100% of IW JV. Inland Equity is owned by certain individuals, including Mr. Goodwin and Mr. Parks.

RPAI also reported that on May 13, 2013, it entered into its third amended and restated unsecured credit agreement with a syndicate of financial institutions led by KeyBank National Association and Wells Fargo Securities LLC to provide for an unsecured credit facility aggregating $1 billion. The third amended and restated credit facility consists of a $550 million unsecured revolving line of credit and a $450 million unsecured term loan. According to the RPAI 10-Q, as of September 30, 2013, it had borrowed the full amount of the term loan and had $165 million outstanding under the unsecured revolving line of credit.

Impairments. The impairments recorded by RPAI for the nine months ended September 30, 2013 and the nine months ended September 30, 2012, are explained in more detail below.

Investment Properties. As of September 30, 2013, RPAI identified certain indicators of impairment for 18 of its properties, five of which was classified as held for sale as of September 30, 2013, such as a low occupancy rate, difficulty in leasing space and related cost of re-leasing, reduced anticipated holding periods or financially troubled tenants. RPAI performed cash flow analyses during the nine months ended September 30, 2013 and determined it necessary to record impairment charges to write down the carrying value of its investment in four properties, two of which were classified as held for sale as of September 30, 2013, and are, therefore, accounted for within discontinued operations. For the remaining 11 classified within continuing operations, with identified impairment indicators, RPAI determined that the projected undiscounted cash flows based upon the estimated holding period for each asset exceeded their respective carrying value by a weighted average of 25%.

As part of its analyses performed during the nine months ended September 30, 2012, RPAI identified certain indicators of impairment at 19 of its properties, 13 of which were either sold or held for sale as of September 30, 2013. RPAI performed cash flow analyses during the nine months ended September 30, 2012 and determined that the carrying value exceeded the projected undiscounted cash flows based upon the estimated holding period for certain assets with identified impairment indicators. Therefore, RPAI recorded impairment charges related to these properties consisting of the excess carrying value of the assets over the estimated fair value within the accompanying condensed consolidated statements of operations and other comprehensive loss. For the remaining six properties with identified impairment indicators, RPAI determined that the projected undiscounted cash flows based upon the estimated holding period for each asset exceeded their respective carrying value by a weighted average of 48%.

Marketable Securities. As of September 30, 2013, RPAI held no marketable securities.

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Sale of Assets. According to RPAI’s 10-Q, for the nine month period ended September 30, 2013, RPAI sold six operating properties and closed on additional transactions, including condemnations, earnouts and parcel sales, which resulted in net proceeds of approximately $67.4 million. See also “Appendix A – Table V” for additional information regarding RPAI’s sales.

Merger to Become Self-Administered. On November 15, 2007, RPAI became a self-administered REIT by acquiring, through merger, Inland Western Retail Real Estate Advisory Services, Inc., its business manager and advisor, and Inland Southwest Management Corp., Inland Northwest Management Corp., and Inland Western Management Corp., its property managers. As a result of the merger, RPAI issued to IREIC, the sole stockholder of the business manager and advisor, and the stockholders of the property managers, an aggregate of approximately 15 million shares of RPAI’s common stock, valued at $25.00 per share for purposes of the merger agreement. In December 2010, 9 million shares of common stock were transferred back to RPAI from shares of common stock issued to the owners of certain of the entities that were acquired in the merger.

In its Annual Report on Form 10-K for the year ended December 31, 2012 (the “RPAI 10-K”), RPAI stated that, during the second quarter of 2012, it terminated its investment advisor agreement with an affiliate of The Inland Group. RPAI also reported that, effective as of November 6, 2012, it terminated the following agreements with The Inland Group and its affiliates: loan servicing; mortgage financing services; communications services; institutional investor relationships services; insurance and risk management services; property tax services; computer services; and personnel services. RPAI also announced that on August 2, 2012, it executed a lease for new office space. RPAI relocated its corporate headquarters during the fourth quarter of 2012.

Current Litigation. RPAI disclosed in its 10-K that in 2012 certain stockholders of RPAI stock had filed putative class action lawsuits against RPAI and certain of its officers and directors , which are currently pending in the U.S. District Court in the Northern District of Illinois. RPAI’s 10-K states that the lawsuits allege, among other things, that RPAI and its directors and officers breached their fiduciary duties to RPAI’s stockholders and, as a result, unjustly enriched RPAI and the individual defendants. The RPAI 10-K states that the lawsuits further allege that the breaches of fiduciary duty led certain RPAI stockholders to acquire additional stock and caused RPAI’s stockholders to suffer a loss in share value, all measured in some manner by reference to RPAI’s 2012 offering price when it listed its shares on the NYSE. The complaints seek unspecified damages and other relief. RPAI stated in the RPAI 10-K that, based on its initial review of the complaints, RPAI believes the lawsuits to be without merit and intends to defend the actions vigorously. In the RPAI 10-Q RPAI noted that the defendants filed motions to dismiss the shareholder complaints, which remain pending before the court.

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Inland American Real Estate Trust, Inc., or Inland American, is an externally managed REIT formed in October 2004. Inland American is managed by an affiliate of our sponsor. Inland American focuses on acquiring and managing a diversified portfolio of commercial real estate, including primarily retail, office, industrial, multi-family (both conventional and student housing), and lodging properties, located in the United States. Inland American also invests in joint ventures, development projects, real estate loans and real estate-related securities, and has selectively acquired REITs and other real estate operating companies. As stated in Inland American’s 10-Q, as of September 30, 2013, Inland American owned, directly or indirectly through joint ventures in which it has a controlling interest, 268 commercial real estate properties representing approximately 23.8 million square feet of retail and non-core space, 8,350 student housing beds and 18,222 hotel rooms. Additionally, at September 30, 2013, Inland American classified 225 properties as held for sale, in which the operating activity is reflected in discontinued operations on the consolidated statements of operations and other comprehensive income. As of September 30, 2013, Inland American had had mortgage debt of approximately $4.7 billion, of which $827 million related to properties held for sale, which bore interest at a weighted average rate equal to 5.13% per annum.

Capital Raise. Inland American completed its initial public offering on July 31, 2007 and completed its follow-on offering on April 6, 2009. Inland American sold a total of approximately 790.2 million shares of its common stock through its “best efforts” offering. In addition, during the nine months ended September 30, 2013, Inland American sold a total of 19,705,741 shares and generated $136.6 million in gross offering proceeds under its distribution reinvestment plan, as compared to 20,081,542 shares and $144.9 million during the nine months ended September 30, 2012. As a result, Inland American has raised a total of approximately $8.9 billion of gross offering proceeds as a result of all of its offerings (inclusive of distribution reinvestments and net of redemptions).

Investor Update. Inland American paid monthly cash distributions to its stockholders which totaled in the aggregate $336.0 million for the nine months ended September 30, 2013, which was equal to $0.50 per share on an annualized basis, assuming that a share was outstanding the entire year. The distributions paid for the nine months ended September 30, 2013 were funded from cash flow from operations, distributions from unconsolidated joint ventures and gains on sale of properties.

On December 19, 2012, Inland American announced an estimated value per share of its common stock equal to $6.93. Inland American advised that, as a result of this new estimated value per share, participants in their dividend reinvestment plan will acquire shares at a fixed price of $6.93 per share beginning with distributions declared for December 2012, which were paid on January 11, 2013.

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Inland American adopted an amended and restated share repurchase program, effective as of February 1, 2012. Under the amended program, Inland American repurchases shares, on a quarterly basis, from the beneficiary of a stockholder that has died or from stockholders that have a “qualifying disability” or are confined to a “long-term care facility” (collectively, “hardship repurchases”). For 2013, Inland American reserved $10 million per calendar quarter for the purpose of funding repurchases associated with death and $15 million per calendar quarter for the purpose of funding hardship repurchases; however, the amended and restated share repurchase program provides that Inland American’s board of directors may, in its sole discretion, increase or decrease the amounts reserved; provided, that Inland American must send its stockholders notice of the change at least thirty calendar days prior to the effective date of the change. As of December 31, 2012, any shares redeemed under Inland American’s share repurchase program are redeemed at a price of $6.93 per share. According to Inland American’s 10-Q, for the quarter ended September 30, 2013, Inland American received requests for the repurchase of 1,731,356 shares of its common stock. Of these requests, Inland American repurchased 1,731,356 shares of common stock for approximately $12.0 million in October 2013. There were no additional requests outstanding. The price per share for shares repurchased during the quarter ended September 30, 2013 was $6.93 and all repurchases were funded from proceeds from Inland American’s distribution reinvestment plan.

Portfolio Update. In its 10-Q, Inland American disclosed the occupancy rates of each of its property segments for the nine months ended September 30, 2013. The economic occupancy of its retail segment was 92%, its student housing was 91% and its non-core segments were 86%. With respect to Inland American’s lodging segment, for the nine months ended September 30, 2013, the revenue per available room was $105, the average daily rate was $141 and the occupancy was 74%.

Inland American reported that it had acquired fifteen and eight properties during the nine months ended September 30, 2013 and 2012, respectively, which were funded with available cash, disposition proceeds, mortgage indebtedness, and the proceeds from the distribution reinvestment plan.

Inland American stated in its 10-Q that as of September 30, 2013, Inland American had mortgage debt of approximately $4.7 billion, $827 million of which was classified as held for sale, and had a weighted average interest rate of 5.13% per annum. Inland American also reported that, for the nine months ended September 30, 2013 and 2012, it had a net pay down of $65.4 million and received net proceeds of $10.0 million, respectively, against its portfolio of marketable securities. For the nine months ended September 30, 2013 and 2012, Inland American borrowed approximately $656.8 million and $524.8 million, respectively, secured by mortgages on its properties and assumed $36.0 million and $180.0 million of debt at acquisition on the 2013 and 2012 property acquisitions, respectively.

According to Inland American’s 10-Q, as of September 30, 2013, Inland American had approximately $82.0 million and $476.1 million in mortgage debt maturing in 2013 and 2014, respectively. Inland American stated in its 10-Q that it was currently negotiating refinancing the 2013 debt with the existing lenders at terms that will most likely be at comparable rates. Inland American also stated that it anticipated that it will be able to repay or refinance all of its debt on a timely basis, and that it believes that it has adequate sources of funds to meet its short term cash needs.

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According to the American 10-Q, on May 8, 2013, Inland American entered into a credit agreement for a senior unsecured credit facility in the aggregate amount of $275.0 million. The credit facility consists of a $200.0 million senior unsecured revolving line of credit and a $75.0 million unsecured term loan. Upon closing, Inland American borrowed the term loan of $75.0 million in full, and the proceeds were used to pay off existing debt. As of September 30, 2013, Inland American had not drawn on the revolving line of credit. As of September 30, 2013, the interest rate for the term loan was 2.00%. On November 5, 2013, Inland American closed on a $100 million and $125 million increase to the revolving line of credit and term loan respectively.

Impairments. The impairments recorded by Inland American for the nine months ended September 30, 2013 and the nine months ended September 30, 2012, are explained in more detail below.

Assets. For the nine months ended September 30, 2013, Inland American identified certain properties which may have a reduction in the expected holding period and reviewed the probability that it would dispose of these assets. As part of its analysis, Inland American identified one property, a large single tenant office property, in which Inland American was exploring a potential disposition. Inland American disclosed that after Inland American began exploring a potential sale of the property, it became aware of circumstances in which the tenant would reduce the space they occupied. Inland American also disclosed that although the lease does not expire until 2016, it analyzed various leasing and sale scenarios for the single tenant property. Based on the probabilities assigned to such scenarios, Inland American determined the property was impaired and therefore, written down to fair value. As a result, Inland American recorded a provision for asset impairment of approximately $147.5 million. For the nine months ended September 30, 2013 and 2012, Inland American recorded an impairment of investment properties of approximately $228.4 million and approximately $53.8 million, respectively. For the nine months ended September 30, 2012, Inland American impaired certain properties of which twenty were subsequently disposed and the respective impairment charge of approximately $13.0 million is included in discontinued operations. Seven of the properties previously impaired by approximately $53.8 million remain in continuing operations on the consolidated statements of operations.

Marketable Securities. Inland American’s investment in marketable securities of approximately $249.6 million and approximately $327.7 million at September 30, 2013 and December 31, 2012, respectively, consists of primarily preferred and common stock investments in other REITs and certain real estate related bonds which are classified as available-for-sale securities and recorded at fair value. The cost basis net of impairments of available-for-sale securities was approximately $182.2 million and approximately $242.4 million as of September 30, 2013 and December 31, 2012, respectively.

Joint Ventures. The carrying value of Inland American’s investments in unconsolidated entities was approximately $306.4 million and approximately $253.8 million as of September 30, 2013 and December 31, 2012, respectively. For the nine months ended September 30, 2013 and 2012, there were impairment charges of $6.5 million and $4.2 million, respectively.

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Sale of Assets. During the nine months ended September 30, 2013 and 2012, Inland American disposed of 304 and 86 properties, respectively. In addition, 225 properties are considered held for sale as of September 30, 2013 and are treated as discontinued operations. The activity for those properties is shown as income (loss) from discontinued operations of approximately $408.2 million and approximately $48.7 million for the nine months ended September 30, 2013 and 2012, respectively. The income for the nine months ended September 30, 2013 was due to a gain on sale of properties of approximately $400.9 million. The income for the nine months ended September 30, 2012 included a gain on sale of properties of approximately $27.6 million. The income from discontinued operations included a provision for asset impairment of approximately $1.1 million and approximately $13.0 million for the nine months ended September 30, 2013 and 2012, respectively. See also “Appendix A – Table V” for additional information regarding Inland American’s sales.

Legal Proceedings. In its periodic reports, as updated by the American 10-Q (collectively, the “American Reports”), Inland American reported that it has learned that the SEC is conducting a non-public, formal, fact-finding investigation to determine whether there have been violations of certain provisions of the federal securities laws regarding the business manager fees, property management fees, transactions with the affiliates, timing and amount of distributions paid to the investors, determination of property impairments, and any decision regarding whether Inland American might become a self-administered REIT. Inland American has not been accused of any wrongdoing by the SEC and it has been informed by the SEC that the existence of this investigation does not mean that the SEC has concluded that anyone has broken the law or that the SEC has a negative opinion of any person, entity, or security. Inland American also stated that it has been cooperating fully with the SEC.

According to the American Reports, Inland American cannot reasonably estimate the timing of the investigation, nor can it predict whether or not the investigation might have a material adverse effect on the business.

Inland American also reported that Inland American Business Manager & Advisor, Inc. has offered to reduce the business management fee in an aggregate amount necessary to reimburse Inland American for any costs, fees, fines or assessments, if any, which may result from the SEC investigation, other than legal fees incurred by Inland American, or fees and costs otherwise covered by insurance. The business manager also offered to waive its reimbursement of legal fees or costs that the business manager incurs in connection with the SEC investigation. On May 4, 2012, Inland American Business Manager & Advisor, Inc. forwarded a letter to Inland American that memorializes this arrangement. A copy of Inland American Business Manager & Advisor, Inc.’s letter to Inland American regarding these items was filed as an exhibit to its quarterly report on Form 10-Q for the quarterly period ended March 31, 2012. Inland American reported that during the nine months ended September 30, 2013, that it reduced payment to Inland American Business Manager & Advisor, Inc. for $873,000 of costs related to the investigation.

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Inland American has also received two related demands by stockholders to conduct investigations regarding claims that the officers, the board of directors, the business manager, and the affiliates of the business manager (the “Inland American Parties”) breached their fiduciary duties to Inland American in connection with the matters that Inland American disclosed are subject to the Investigation. The first demand claims that the Inland American Parties: (i) falsely reported the value of their common stock until September 2010; (ii) caused them to purchase shares of their common stock from stockholders at prices in excess of their value; and (iii) disguised returns of capital paid to stockholders as REIT income resulting in the payment of fees to the business manager for which it was not entitled. The three stockholders in that demand contend that legal proceedings should seek recovery of damages in an unspecified amount allegedly sustained by Inland American. The second demand by another shareholder makes similar claims and further alleges that the Inland American Parties: (a) caused them to engage in transactions that unduly favored related parties; (b) falsely disclosed the timing and amount of distributions; and (c) falsely disclosed whether Inland American might become a self-administered REIT. Inland American also has received a letter from another stockholder that fully adopts and joins in the first stockholder demand, but makes no additional demands on Inland American to perform investigation or pursue claims.

According to the American Reports, Inland American’s full board of directors has responded by authorizing the independent directors to investigate the claims contained in the demand letter, as well as any other matters the independent directors see fit to investigate including matters related to the SEC investigation. Pursuant to this authority, the independent directors have formed a special litigation committee that is comprised solely of independent directors to review and evaluate the matters referred by the full board of directors to the independent directors, and to recommend to the full board of directors any further action as is appropriate. The special litigation committee is investigating these claims with the assistance of independent legal counsel and will make a recommendation to the board of directors after the committee has completed its investigation.

Inland American reported that on March 21, 2013, counsel for the stockholders who made the first stockholder demand filed a derivative lawsuit in the Circuit Court of Cook County, Illinois, on behalf of Inland American. Inland American reported that the case has been stayed pending completion of the special litigation committee’s investigation.

Inland American reported that on April 26, 2013, two of its stockholders filed a putative class action in the United States District Court for the Northern District of Illinois against Inland American, and the current members and one former member of its board of directors (“the Defendants”). The complaint seeks damages on behalf of plaintiffs and similarly situated individuals who purchased additional shares pursuant to Inland American’s Distribution Reinvestment Plan (“DRP”) on or after March 30, 2009. Plaintiffs allege that the Defendants breached their fiduciary duties to plaintiffs and to members of the putative class by inflating the yearly estimated share price and by selling shares in the DRP to plaintiffs and members of the putative class at those allegedly inflated prices. Inland American believes that the complaint lacks merit and intends to vigorously defend the case. On November 22, 2013, Inland American reported that on November 18, 2013, the putative class action complaint filed against the Defendants was dismissed with prejudice for failing to state a claim that would entitle the plaintiffs to relief. The Court noted in its memorandum opinion and order that the Company’s public disclosures fully described the manner in which the board estimated share value for the Company’s stock sold through the DRP. The court entered judgment in favor of the Company and the board.

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Tax Matters. According to the American 10-Q, Inland American has identified certain distribution and shareholder reimbursement practices that may have caused certain dividends to be treated as preferential dividends, which cannot be used to satisfy the requirement that it distribute at least 90% of its REIT taxable income (which does not equal net income as calculated in accordance with GAAP), determined without regard to the deduction for dividends paid and excluding net capital gain, to its stockholders (the “90% Distribution Requirement”). Inland American has also identified the ownership of certain assets that may have violated a REIT qualification requirement that prohibits a REIT from owning “securities” of any one issuer in excess of 5% of the REIT’s total assets at the end of any calendar quarter (the “5% Securities Test”). In order to provide greater certainty with respect to Inland American’s qualification as a REIT, management concluded that it was in the best interest of Inland American and its stockholders to request closing agreements from the IRS for both Inland American and MB REIT (Florida), Inc. (“MB REIT”), of which Inland American owns substantially all of the outstanding capital stock and which Inland American consolidates for financial purposes, with respect to such matters. Accordingly, on October 31, 2012, MB REIT filed a request for a closing agreement with the IRS. Additionally, Inland American filed a separate request to a closing agreement on its own behalf on March 7, 2013.

Inland American stated that it identified certain aspects of the calculation of certain dividends on MB REIT’s preferred stock and also aspects of the operation of certain “set aside” provisions with respect to accrued but unpaid dividends on certain classes of MB REIT’s preferred stock that may have caused certain dividends to be treated as preferential dividends. In the case of Inland American, management identified certain aspects of the operation of Inland American’s dividend reinvestment plan and distribution procedures and also certain reimbursements of shareholder expenses that may have caused certain dividends to be treated as preferential dividends. If these practices resulted in preferential dividends, Inland American and MB REIT would not have satisfied the 90% Distribution Requirement and thus may not have qualified as REITs, which would result in substantial corporate tax liability for the years in which Inland American or MB REIT failed to qualify as a REIT.

In addition, Inland American reported that Inland American and MB REIT made certain overnight investments in bank commercial paper. While the Code does not provide a specific definition of “cash item,” Inland American believes that overnight commercial paper should be treated as a “cash item,” which is not treated as a “security” for purposes of the 5% Securities Test. If treated as a “security,” the bank commercial paper would appear to have represented more than 5% of Inland American’s and MB REIT’s total assets at the end of certain calendar quarters. In the event this commercial paper is treated as a “security,” Inland American anticipates that it would be required to pay corporate income tax on the income earned with respect to the portion of the commercial paper that violated the 5% Securities Test.

According to the American 10-Q, Inland American can provide no assurance that the IRS will accept the Inland American’s or MB REIT’s closing agreement requests. Even if the IRS accepts those requests, Inland American and MB REIT may be required to pay a penalty. Inland American cannot predict whether such a penalty would be imposed or, if so, the amount of the penalty. Inland American has stated that it believes that: (i) the IRS will enter into closing agreements with Inland American and MB REIT; and (ii) the Inland American Business Manager & Advisor, Inc. may be liable, in whole or in part, for any penalty imposed in connection with those closing agreements. As noted above, according to the American 10-Q, Inland American can provide no assurance that the IRS will enter into closing agreements with Inland American and MB REIT or that Inland American and MB REIT will not be liable for any penalty imposed in connection with those closing agreements. Inland American has reported that its management believes based on the currently available information, that such penalty, if any, will not have a material adverse effect on the financial statements of Inland American.

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Inland Diversified Real Estate Trust, Inc., or Inland Diversified, is an externally managed REIT formed in June 2008. Inland Diversified is managed by an affiliate of our sponsor. Inland Diversified focuses on acquiring and developing a diversified portfolio of commercial real estate including retail, multi-family, industrial, and office properties, located in the United States. Inland Diversified also invests in joint ventures, development projects, real estate loans and real estate-related securities. As stated in the Diversified 10-Q, as of September 30, 2013, Inland Diversified owned 135 retail properties, four office properties and two industrial properties collectively totaling 12.4 million square feet and two multi-family properties totaling 444 units. As of September 30, 2013, the portfolio had a weighted average physical occupancy and economic occupancy of 96.1% and 97.3%, respectively. Economic occupancy excludes square footage associated with an earnout component.

Capital Raise. Inland Diversified completed its initial public offering on August 23, 2012. Inland Diversified sold a total of approximately 110.5 million shares of its common stock through its “best efforts” offering. In addition, during the nine months ended September 30, 2013, Inland Diversified issued approximately 3.29 million shares through its distribution reinvestment plan and had repurchased approximately 0.64 million shares through its share repurchase program. As a result, Inland Diversified has realized total gross offering proceeds of approximately $31.3 million during the nine months ended September 30, 2013.

Investor Update. Inland Diversified declared monthly cash distributions to its stockholders which totaled in the aggregate $52.2 million for the nine months ended September 30, 2013, which was equal to $0.60 per share on an annualized basis, assuming that a share was outstanding the entire year. The distributions paid for the nine months ended September 30, 2013 were funded from cash flow from operations.

Portfolio Update. As of September 30, 2013, Inland Diversified’s portfolio had not experienced bankruptcies or receivable write-offs that would have a material adverse effect on its results of operations, financial condition and ability to pay distributions.

As of September 30, 2013, Inland Diversified had mortgages outstanding of approximately $1,184 million secured by its properties, which bore interest at a weighted average rate equal to 4.33% per annum, which includes effects of interest rate swaps. As of September 30, 2013, Inland Diversified had total outstanding debt, which is subject to fixed interest rates and variable rates of approximately $1.0 billion and approximately $245.8 million, respectively, bearing interest at weighted average interest rates equal to 4.66% per annum and 2.36% per annum, respectively, including the effect of interest rate swaps. As of September 30, 2013, Inland Diversified had no variable rate debt maturing in the last three months of 2013. As of September 30, 2013, Inland Diversified had approximately $7.8 million of fixed rate debt maturing by the end of 2014.

The carrying value of Inland Diversified’s investments in marketable securities was equal to approximately $35.1 million as of September 30, 2013. Inland Diversified has recorded a net unrealized gain of approximately $1.4 million and approximately $3.0 million on their consolidated balance sheets as of September 30, 2013 and December 31, 2012, respectively. Inland Diversified had net unrealized losses of approximately $1.6 million and gains of approximately $2.9 million for the nine months ended September 30, 2013 and 2012, respectively which have been recorded as other comprehensive income in their consolidated statements of operations and other comprehensive income. Inland Diversified had investments in unconsolidated entities equal to approximately $0.5 million as of September 30, 2013.

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Impairments. Inland Diversified recognized no other-than-temporary impairments charges during the three and nine months ended September 30, 2013 and 2012.

Assets. Inland Diversified assesses the carrying values of its respective long-lived assets whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable. Recoverability of the assets is measured by comparison of the carrying amount of the asset to the estimated future undiscounted cash flows. In order to review its assets for recoverability, Inland Diversified considers current market conditions, as well as its intent with respect to holding or disposing of the asset. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values and third-party appraisals, where considered necessary. If Inland Diversified’s analysis indicates that the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, Inland Diversified recognizes an impairment charge for the amount by which the carrying value exceeds the current estimated fair value of the real estate property. During the three and nine months ended September 30, 2013 and 2012, Inland Diversified incurred no impairment charges.

Marketable Securities. Inland Diversified assesses its investments in marketable securities for impairment. A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other-than-temporary will result in an impairment to reduce the carrying amount to fair value using certain inputs. The impairment will be charged to earnings and a new cost basis for the security will be established. To determine whether impairment is other-than-temporary, Inland Diversified considers whether they have the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in. Inland Diversified considers the following factors in evaluating its securities for impairments that are other than temporary:

•	declines in the REIT and overall stock market relative to its security positions;
•	the estimated net asset value of the companies it invests in relative to their current market prices; and
•	future growth prospects and outlook for companies using analyst reports and company guidance, including dividend coverage, net asset value estimates and growth in FFO; and duration of the decline in the value of the securities.

During the three and nine months ended September 30, 2013 and 2012, Inland Diversified incurred no other-than-temporary impairment charges.

Sale of Assets. Inland Diversified did not sell any investment properties during the nine months ended September 30, 2013 and 2012.

Current Litigation. Inland Diversified reported that, as of the nine months ended September 30, 2013, it was not party to, and none of its properties was subject to, any material pending legal proceedings.

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Inland Retail Real Estate Trust, Inc. was a self-administered REIT formed in September 1998. IRRETI focused on purchasing shopping centers located east of the Mississippi River in addition to single-user retail properties in locations throughout the United States. IRRETI sought to provide investors with regular cash distributions and a hedge against inflation through capital appreciation. As of September 30, 2006, the properties owned by IRRETI were generating sufficient cash flow to pay operating expenses and an annual cash distribution of $0.83 per share.

As of September 30, 2006, IRRETI owned 287 properties. These properties were purchased with the net proceeds received from the offering of shares of its common stock, financings, sale of properties and the line of credit. As of September 30, 2006, IRRETI had approximately $2.3 billion of indebtedness secured by its properties.

Capital Raise. Through a total of three public offerings, the last of which was completed in 2003, IRRETI sold a total of approximately 213.7 million shares of its common stock. In addition, through September 30, 2006, IRRETI had issued approximately 41.1 million shares through its distribution reinvestment program, and repurchased a total of approximately 11.4 million shares through the share reinvestment program. As a result, IRRETI had realized total net offering proceeds of approximately $2.4 billion as of September 30, 2006.

Merger to Become Self-Administered. On December 29, 2004, IRRETI became a self-administered REIT by acquiring, through merger, Inland Retail Real Estate Advisory Services, Inc., its business manager and advisor, and Inland Southern Management Corp., Inland Mid-Atlantic Management Corp., and Inland Southeast Property Management Corp., its property managers. As a result of the merger, IRRETI issued to our sponsor, IREIC, the sole stockholder of the business manager and advisor, and the stockholders of the property managers, an aggregate of approximately 19.7 million shares of IRRETI’s common stock, valued at $10.00 per share for purposes of the merger agreement, or approximately 7.9% of its common stock.

Sale. As noted above, on February 27, 2007, IRRETI and DDR completed a merger.

Distributions by Publicly Registered REITs

The following tables summarize distributions paid by IRC, RPAI, Inland American and Inland Diversified during the ten years (or any lesser period, as the case may be) ended September 30, 2013, and by IRRETI through September 30, 2006. The rate at which each company raises capital, acquires properties and generates cash from all sources determines the amount of cash available for distribution. As described in more detail below, IREIC or its affiliates agreed, from time to time, to either forgo or defer all or a portion of the business management and advisory fees due them to increase the amount of cash available to pay distributions while each REIT raised capital and acquired properties. In each case, if IREIC or its affiliates had not agreed to forgo or defer all or a portion of the advisor fee, or, in the case of RPAI and Inland Diversified, advance or contribute monies to pay distributions, the aggregate amount of distributions made by each REIT may have been reduced or the REIT would have likely had to decrease the number of properties acquired or the pace at which it acquired properties. See “Risk Factors – Risks Related to Our Business” for a discussion of risks associated with the availability and timing of our cash distributions.

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Inland Real Estate Corporation – Last Offering By Inland Securities Completed In 1998

		Total Distribution	Ordinary Income(1)	Non Taxable Distribution(2)	Capital Gain Distribution(3)	Total Distributions per Share(4)
		$	$	$	$	$
2002		60,090,685	41,579,944	18,315,640	195,101.94
2003		61,165,608	47,254,096	13,577,679	333,833.94
2004		62,586,577	53,458,760	7,883,026	1,244,791.94
2005	(5)	58,867,790	57,502,980	—	1,364,810.87
2006	(6)	64,689,179	55,737,360	8,520,125	431,694.96
2007	(6)	63,659,150	59,860,450	516,781	3,281,919.98
2008	(6)	64,714,708	56,250,016	7,521,418	943,274.98
2009		55,286,650	52,654,344	2,632,306	—	.69
2010		48,884,656	33,560,208	15,324,448	—	.57
2011		50,501,318	29,372,712	21,128,606	—	.57
2012		50,814,853	34,413,711	16,409,824	—	.57
2013		39,805,278	(7)	(7)	(7)	.4275
		681,066,452	521,644,581	111,829,853	7,795,422

(1)	The breakout between ordinary income and return of capital is finalized on an annual basis after the calendar year end.
(2)	For U.S. federal income tax purposes represents a reduction in basis resulting from cash distributions (other than in respect of property sale proceeds) in excess of current or accumulated earnings and profits.

(3)	For U.S. federal income tax purposes represents a capital gain distribution.
(4)	This assumes that the share was held as of January 1 of the applicable year.
(5)	For the year ended December 31, 2005, IRC declared distributions of $0.95 per diluted weighted average number of shares outstanding and distributed $0.87 per share for the eleven-month period February 17, 2005 through December 19, 2005. The distribution declared on December 20, 2005 with a record date of January 3, 2006 and payment date of January 17, 2006 is reportable for tax purposes in 2006 and is not reflected in the 2005 calculation.
(6)	The December distribution declared in December in each year and with a payment date in January of the following year, is reportable for tax purposes in the year in which the payment was made.
(7)	These amounts have not yet been determined as of September 30, 2013.

Retail Properties of America, Inc. – Last Offering By Inland Securities Completed In 2005

	Total Distribution	Ordinary Income(1)	Non Taxable Distribution(2)	Capital Gain Distribution(3)	Total Distributions per Share(4) (5)
	$	$	$	$	$
2003	358,000	—	358,000	—	.17	(6)
2004	54,542,000	29,998,000	24,544,000	—	1.68
2005	211,327,000	114,117,000	97,210,000	—	1.59
2006	283,769,000	128,962,000	154,807,000	—	1.61
2007	290,550,000	141,560,000	148,990,000	—	1.61
2008	309,192,000	114,625,000	194,567,000	—	1.61
2009	84,953,000	45,660,000	39,293,000	—	.44
2010	83,385,000	—	83,385,000	—	.43
2011	116,050,000	23,268,000	92,782,000	—	.60
2012	140,017,000	3,360,000	136,657,000	—	.66
2013	115,811,000	(7)	(7)	(7)	.50
	1,689,954,000	601,550,000	972,593,000

_________________________

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(1)	The breakout between ordinary income and return of capital is finalized on an annual basis after the calendar year end.
(2)	For U.S. federal income tax purposes represents a reduction in basis resulting from cash distributions (other than in respect of property sale proceeds) in excess of current or accumulated earnings and profits.
(3)	For U.S. federal income tax purposes represents a capital gain distribution.
(4)	In December 2008, the board of directors of RPAI amended the stockholder distribution policy so that beginning in 2009, distributions are paid quarterly as opposed to monthly.
(5)	This assumes that the share was held as of January 1 of the applicable year. Also, per share information has been retroactively restated due to the recapitalization.
(6)	RPAI began paying monthly distributions in November 2003. This amount represents total distributions per share paid during the period from November 2003 through December 2003.
(7)	These amounts have not yet been determined as of September 30, 2013.

Inland American Real Estate Trust, Inc. – Last Offering By Inland Securities Completed In 2009

	Total Distribution	Ordinary Income(1)	Non Taxable Distribution(2)	Capital Gain Distribution(3)	Total Distributions per Share(4)
	$	$	$	$	$
2005	123,000	—	123,000	—	.11	(5)
2006	33,393,000	16,696,000	16,697,000	—	.60
2007	222,697,000	140,996,000	81,701,000	—	.61
2008	405,925,000	211,686,000	194,239,000	—	.62
2009	411,797,000	115,306,000	296,491,000	—	.51
2010	416,935,000	141,132,000	275,803,000	—	.50
2011	428,650,000	162,145,000	266,505,000	—	.50
2012	439,188,000	61,486,000	377,702,000	—	.50
2013	335,993,000	(6)	(6)	(6)	.37
	2,694,701,000	849,447,000	1,509,261,000	—

_________________________

(1)	The breakout between ordinary income and return of capital is finalized on an annual basis after the calendar year end.
(2)	For U.S. federal income tax purposes represents a reduction in basis resulting from cash distributions (other than in respect of property sale proceeds) in excess of current or accumulated earnings and profits.
(3)	For U.S. federal income tax purposes represents a capital gain distribution.
(4)	This assumes that the share was held as of January 1 of the applicable year.
(5)	Inland American began paying monthly distributions in November 2005. This amount represents total distributions per share paid during the period from November 2005 through December 2005.
(6)	These amounts have not yet been determined as of September 30, 2013.
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Inland Diversified Real Estate Trust, Inc. – Last Offering By Inland Securities Completed In 2012

	Total Distribution	Ordinary Income(1)	Non Taxable Distribution(2)	Capital Gain Distribution(3)	Total Distributions per Share(4)
	$	$	$	$	$
2009	96,035	—	96,035	—	.60
2010	7,031,118	5,690,284	1,340,834	—	.60
2011	23,641,000	10,300,400	13,340,600	—	.60
2012	51,767,000	32,169,567	19,509,516	87,917.60
2013	52,213,000	(5)	(5)	(5)	.45
	134,748,153	48,160,251	34,286,985	87,917

_________________________

(1)	The breakout between ordinary income and return of capital is finalized on an annual basis after the calendar year end.
(2)	For U.S. federal income tax purposes represents a reduction in basis resulting from cash distributions (other than in respect of property sale proceeds) in excess of current or accumulated earnings and profits.
(3)	For U.S. federal income tax purposes represents a capital gain distribution.
(4)	This assumes that the share was held as of January 1 of the applicable year.
(5)	These amounts have not yet been determined as of September 30, 2013.

Inland Retail Real Estate Trust, Inc. – Last Offering By Inland Securities Completed In 2003

	Total Distribution		Ordinary Income(1)		Non Taxable Distribution(2)		Capital Gain Distribution(3)		Total Distributions per Share(4)
	$		$		$		$		$
1999	1,396,861		318,484		1,078,377		—		.49	(5)
2000	6,615,454		3,612,577		3,002,877		—		.77
2001	17,491,342		10,538,534		6,952,808		—		.80
2002	58,061,491		36,387,136		21,674,355		—		.82
2003	160,350,811		97,571,099		62,779,712		—		.83
2004	190,630,575		110,922,403		79,708,172		—		.83
2005	193,733,000		146,820,000		45,713,000		1,200,000.76			(6)
2006	162,705,000	(1)	162,705,000	(1)	—	(1)	—	(1)
	790,984,534		568,875,233		220,909,301		1,200,000

_________________________

(1)	The breakout between ordinary income and return of capital is finalized on an annual basis after the calendar year end. Because of the acquisition by DDR, this information reflects distributions as of September 30, 2006.
(2)	For U.S. federal income tax purposes represents a reduction in basis resulting from cash distributions (other than in respect of property sale proceeds) in excess of current or accumulated earnings and profits.
(3)	For U.S. federal income tax purposes represents a capital gain distribution.
(4)	This assumes that the share was held as of January 1 of the applicable year.
(5)	IRRETI began paying monthly distributions in May 1999. This amount represents total distributions per share made during the period from May 1999 through December 1999.
(6)	For the year ended December 31, 2005, IRRETI declared distributions of $0.83 per diluted weighted average number of shares outstanding and distributed $0.76 per share for the eleven-month period February 7, 2005 through December 7, 2005.
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Liquidity of Prior Programs

While engaged in a public offering of its common stock, each of the six REITs previously sponsored by IREIC disclosed in its prospectus the time at which it anticipated its board would consider listing, liquidating or selling its assets individually. The following summary sets forth both the dates on which these REITs anticipated considering a liquidity event and the dates on which the liquidity events occurred, if ever.

•         Inland Real Estate Corporation. IRC stated that the company anticipated that, by 1999, its directors would determine whether to apply to have the shares of its common stock listed for trading on a national stock exchange. In July 2000, IRC became a self-administered REIT by acquiring, through merger, its advisor and its property manager. The board evaluated market conditions each year thereafter. IRC listed its shares on the NYSE and began trading on June 9, 2004 at a price equal to $11.95 per share. On December 19, 2013, the closing price of the IRC common stock on the NYSE was $10.34 per share.

•         Inland Retail Real Estate Trust, Inc. IRRETI stated that the company anticipated that, by February 2004, its directors would determine whether to apply to have shares of its common stock listed for trading on a national stock exchange. In December 2004, IRRETI became a self-administered REIT by acquiring, through merger, its business manager and advisor and its property managers. The board of directors of IRRETI thereafter considered market conditions and chose not to list its common stock. IRRETI instead consummated a liquidity event by merging with Developers Diversified Realty Corporation, a NYSE-listed REIT, in February 2007. IRRETI’s stockholders received, for each share of common stock held, $12.50 in cash and $1.50 in common shares of DDR, which equated to a 0.021569 common share of DDR.

•         Retail Properties of America, Inc. RPAI stated that the company anticipated that, by September 2008, its directors would determine whether to apply to have the shares of its common stock listed for trading on a national stock exchange, or whether to commence subsequent offerings of its common stock.  In November 2007, RPAI became a self-administered REIT by acquiring, through merger, its business manager and advisor and its property managers. RPAI announced that it completed a public offering of 36,750,000 shares of Class A Common Stock at $8.00 per share (which, without giving effect to the reverse stock split or stock dividend, is equivalent to $3.20 per share of its common stock) on April 5, 2012. This public offering generated gross proceeds of approximately $292.6 million, or approximately $272.1 million net of the underwriting discount. Also on April 5, 2012, RPAI’s Class A Common Stock began trading on the NYSE under the symbol “RPAI.” On December 19, 2013, the closing price of the RPAI Class A Common Stock on the NYSE was $12.76 per share (which, without giving effect to the reverse stock split or stock dividend, is equivalent to $5.10 per share).

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•         Inland American Real Estate Trust, Inc. In the prospectuses used in each of its “best efforts” offerings, Inland American disclosed to its investors that its board would determine when, and if, to apply to have its shares of common stock listed for trading on a national securities exchange, subject to satisfying existing listing requirements, and that its board did not anticipate evaluating a listing on a national securities exchange until at least 2010. The public reports filed by Inland American with the SEC do not indicate that Inland American’s board of directors has begun evaluating a listing of its common stock as of September 30, 2013.

•         Inland Diversified Real Estate Trust, Inc. In the prospectus used in its “best efforts” offering, Inland Diversified disclosed to its investors that its board would determine when, and if, to apply to have its shares of common stock listed for trading on a national securities exchange, subject to satisfying existing listing requirements, and that its board did not anticipate evaluating a listing on a national securities exchange until at least 2014. The public reports filed by Inland Diversified with the SEC indicate that Inland Diversified’s board of directors has formed a special committee of independent directors to review alternatives for a potential liquidity event for the company’s stockholders. Inland Diversified disclosed that the special committee has retained Wells Fargo Securities as its financial adviser to assist with the review process, and it plans to meet regularly with the company’s management team as the plan progresses. Inland Diversified also disclosed that it has not made a decision to pursue any specific liquidity alternative and that there is no set timetable for completion of this process and there can be no assurances that the review process will result in any transaction being announced or completed. Inland Diversified announced that it does not plan to provide updates or make any further comment on the review process unless and until such time as its board of directors has approved a specific action or otherwise has determined that further disclosure is appropriate.

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MANAGEMENT

The following discussion updates the discussion contained in the section of our prospectus captioned “Management – Inland Affiliated Companies,” which begins on page 103 of the prospectus and updates the same section contained in Supplement No. 17.

Inland Affiliated Companies

Our sponsor, Inland Real Estate Investment Corporation, or IREIC, is an affiliate of The Inland Real Estate Group, Inc., or “TIREG,” which is wholly owned by The Inland Group, Inc. The first Inland entity was formed by a group of Chicago schoolteachers in 1967, and incorporated the following year. TIREG and its affiliates are still centered in the Chicago metropolitan area. Over the past forty years, TIREG’s affiliates have experienced significant growth and now make up a fully-integrated group of legally and financially separate companies that have been engaged in diverse facets of real estate providing property management, leasing, marketing, acquisition, disposition, development, redevelopment, renovation, construction, finance, investment products and other related services. IREIC, our Business Manager and TIREG are part of The Inland Real Estate Group of Companies, Inc.

The Inland Real Estate Group of Companies was the 2009 and 2014 winner, in the category including 1,000+ employees, of the annual Torch Award for Marketplace Ethics, awarded by the Better Business Bureau serving Chicago & Northern Illinois (the “BBB”). The award is given to companies that the BBB identifies as exemplifying ethical business practices. We note, however, that these rankings do not indicate, and should not be relied upon as to, how we may perform in the future.

As of September 30, 2013, Inland affiliates or related parties had raised more than $19.5 billion from investment product sales to over 476,000 investors, many of whom have invested in more than one product. Inland had completed 447 programs, comprised of eight public funds, 425 private partnerships, 13 1031 exchange programs and one public REIT, as of September 30, 2013. No completed program has paid total distributions less than the total contributed capital to the program. For these purposes, Inland considers a program to be “completed” at the time that the program no longer owns any assets (four sole owners in 1031 exchange programs elected to self-manage their properties; and therefore, no information on current performance for those programs is available to Inland). Neither IRC nor RPAI is considered a “completed” program for these purposes, as each continues to own assets.

As of September 30, 2013, Inland affiliates or related parties cumulatively had 1,404 employees, owned properties in 48 states and managed assets with a book value exceeding $20.0 billion. As of September 30, 2013, Inland was responsible for managing approximately 77.4 million square feet of commercial properties located in 48 states, as well as 11,796 multi-family units. IREA, another affiliate of IREIC, has extensive experience in acquiring real estate for investment. Over the years, through IREA and other affiliates, Inland has acquired more than 3,172 properties.

As of September 30, 2013, IREIC or its subsidiaries were the general partner of limited partnerships and the general manager of limited liability companies which owned in excess of 1,383 acres of pre-development land in the Chicago area, as well as approximately 1.6 million square feet of real property and 184 apartment units.

Inland Institutional Capital Partners specializes in sourcing private equity and identifies large scale investment opportunities for the real estate companies and REITs that are part of The Inland Real Estate Group of Companies, Inc. Since 2005, Inland Institutional Capital Partners has completed transactions with a value in excess of $8.0 billion. Inland Institutional Capital Partners is also an SEC registered investment advisor and is the advisor to the Inland Retail Property Fund, L.P.

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Inland Real Estate Brokerage & Auctions, Inc., since 2000 has completed more than $1.2 billion in commercial real estate sales and leases and has been involved in the sale of more than 7,500 multi-family units and the sale and lease of over 125.0 million square feet of commercial property. As of September 30, 2013, another Inland affiliate, Inland Mortgage Brokerage Corporation, had originated more than $20.4 billion in financing including loans to third parties and affiliated entities. Another Inland affiliate, Inland Mortgage Capital Corporation owned a loan portfolio totaling approximately $58.9 million. Another affiliate, Inland Commercial Mortgage Corporation, had originated more than $1.8 billion in financing as of September 30, 2013. As of September 30, 2013, Inland Mortgage Servicing Corporation serviced a loan portfolio with a face value equal to approximately $3.0 billion.

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PLAN OF DISTRIBUTION

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 207.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of December 18, 2013.

	Shares	Gross Offering Proceeds ($) (1)	Commissions and Fees ($) (2)	Proceeds To Us, Before Expenses ($) (3)

From our sponsor in connection with our formation:	20,000	200,000	--	200,000

Shares sold in the offering:	5,064,534.294	49,750,301	4,144,786	45,605,515

Shares sold pursuant to our distribution reinvestment plan:	50,634.574	363,907	--	363,907

Shares purchased pursuant to our share repurchase program:
Total:	5,135,168.868	50,314,208	4,144,786	46,169,422
(1)	Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.
(2)	Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.
(3)	Organization and offering expenses, excluding commissions, will not exceed 1.5% of the gross offering proceeds. These expenses include registration and filing fees, legal and accounting fees, printing and mailing expenses, bank fees and other administrative expenses.

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